FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                               November 30, 2004


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No. 1       RNS Announcement, re: Posting of Documents dated 30 November 2004



NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND THE UNITED STATES



British Energy plc

Posting of Restructuring documents and update



Posting of Restructuring documents



30 November 2004



British Energy plc ("British Energy") announces that it is today posting the following documents in relation to the proposed restructuring of the British Energy Group that was announced on 1 October 2003:



- a circular to shareholders in relation to a members' scheme of arrangement under section 425 of the Companies Act 1985 (the "Members' Scheme") and a disposal of the business and assets of British Energy to British Energy Holdings plc (the "Disposal") containing notices convening: (i) Court Meetings of Ordinary Shareholders and A Shareholders of British Energy, and (ii) an Extraordinary General Meeting, which are required to approve the Members' Scheme and the Disposal (as appropriate)(the "Members' Scheme Circular");



- a circular to Scheme Creditors in relation to the scheme of arrangement under section 425 of the Companies Act 1985 between British Energy and its Scheme Creditors (the "Creditors' Scheme Circular"); and



- a document comprising: (i) listing particulars in relation to the issue of New Shares and Warrants of British Energy Group plc pursuant to the Schemes and other arrangements with Creditors; (ii) a prospectus in relation to the issue of Warrants of British Energy Group plc pursuant to the Disposal; and
(iii) listing particulars in relation to the issue of New Bonds of British Energy Holdings Plc (the "Prospectus").



Unless otherwise stated, terms not defined in this announcement have the meanings given to them in the Members' Scheme Circular and the Creditors' Scheme Circular.



Indicative timetables of principal events for Shareholders and the Creditors' Scheme, and further information on the background to and implementation of the Restructuring as well as information on what Shareholders will receive and the agreed allocation of New Shares and New Bonds for Creditors are attached to this announcement.



Shareholders should note that under the proposals, unless they elect to receive New Shares and/or Warrants, any New Shares and Warrants to which they would be entitled will be sold in the market and the proceeds remitted to them.



Shareholders with any questions relating to the proposals or the completion and return of the Form(s) of Proxy or Form(s) of Election should contact the helpline on freephone 0800-035-0844 (or if calling from outside the UK +44 (0) 1295-225-285 (calls charged at applicable rates)), Monday to Friday 9.00 a.m. to
5.00 p.m. (UK time) or log on to the British Energy Restructuring website, www.britishenergyuk.info. The helpline cannot provide advice on the merits or otherwise of the matters described in this announcement, nor give any financial advice.



Bondholders (and other persons with interests in Bonds) with any questions relating to the Creditors' Scheme Circular or on what is required of them should contact the Company's Information Agent, Lucid Issuer Services Limited on: +44
(0) 20 7704 0880; email: sdpatel@lucid-is.com or lpellicci@lucid-is.com. A website has also been set up to assist Bondholders (and other persons with interests in Bonds) at www.lucid-is.com/britishenergy from which relevant documentation is available and which enables Account Holder Letters to be submitted on-line.



Restructuring update



The indicative timetable for the Restructuring anticipates the Creditors' Scheme becoming Effective and Admission occurring in mid-January. The indicative timetable of principal events for the Creditors' Scheme is set out in Appendix 2 and the indicative timetable of principal events for Shareholders is set out in Appendix 3. However, the indicative timetable is British Energy's best case expectation and subject to change and delay (see note 1 to the timetable).



On 18 November, British Energy announced that in the light of the delay to the restart of Hartlepool and Heysham 1, the Company had decided it was prudent to seek an extension to the present Restructuring Long Stop Date of 31 January 2005.



British Energy now announces that it has agreed an extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement until 31 March 2005, subject to certain intermediate milestones, with the ad hoc committee of Bondholders (on behalf of Consenting Bondholders), Deutsche Bank AG and BNFL. The extension also requires the agreement of the holders of two-thirds of the Eggborough Banks' debt and swap claims. The steering committee of the Eggborough syndicate comprises Barclays and RBS. Eggborough Banks holding some 53 per cent. of the Eggborough Banks' claims (including Barclays and RBS) have agreed to this extension and RBS extended the RBS Letter of Credit. The approval of further Eggborough Banks is required to achieve the requisite two-thirds majority.

In addition, the extension of the Creditor Restructuring Agreement also requires written resolutions of Bondholders to extend the standstill period under the terms of the Company's Bonds due 2003, 2006 and 2016 to be signed by a simple majority of the holders of each series of the Bonds. The ad hoc committee of Bondholders has agreed to approve these resolutions.

The Secretary of State is not party to the Creditor Restructuring Agreement but, for technical reasons, her consent is required to enable that agreement to be extended in the manner contemplated; the Secretary of State has consented to the extension solely for that purpose. The Secretary of State has also agreed to extend the long stop date for completion of the Government Restructuring Agreement between the Company and the Secretary of State to 30 April 2005. In the context of meeting its overarching objectives at this time of nuclear safety, security of electricity supplies and value for money for the taxpayer, the Government has stated that it believes that continuity and stability in the management of British Energy's business in the immediate future is desirable.
It has also sought and received assurances from British Energy's management that any measures taken to manage the Group's working capital will not adversely affect safety or security of supply. The extension of the Government Restructuring Agreement is therefore subject to conditions relating to those two issues.

The proposed extension will also preserve the possibility of extension of the Creditor Restructuring Agreement beyond 31 March 2005 up to 31 October 2005, again subject to certain intermediate milestones. The requisite parties may object to the continuation of the extension or may not give such confirmations or agree the terms (if any) upon which they would be willing for the Restructuring to be completed after 31 March 2005. Furthermore the agreement of the Secretary of State will be required to extend the Government Restructuring Agreement beyond 30 April 2005.

The intermediate milestones to the proposed extension include Bondholders and RBS passing resolutions approving the Creditors' Scheme by 15 April 2005 and the Creditors' Scheme becoming effective within 30 business days of grant of the Creditors' Scheme order or within 15 business days of final determination of any appeal. These milestones may be extended with the agreement of those parties and majorities who are required to agree the proposed extension.

If such an extension becomes effective and/or if it becomes apparent that the Restructuring Effective Date will be delayed beyond 31 January 2005, we will inform Shareholders by making an appropriate announcement to a Regulatory Information Service and the press. For the avoidance of doubt, in such circumstances Admission may not occur prior to 31 January 2005 and will remain conditional on the Restructuring being implemented. However, there is no assurance that the proposed extension of the long stop dates for the Restructuring will be agreed. If for any reason we are unable to implement the Restructuring prior to the present or any extended long stop dates and a replacement standstill cannot be agreed with Creditors shortly thereafter, we would be unable to meet our financial obligations as they fall due, in which case we may have to take appropriate insolvency proceedings. If we were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to Shareholders.




This announcement does not, and is not intended to, constitute or contain an offer or invitation to any person to purchase securities of the British Energy Group.



The New Shares, the New Bonds and the Warrants to be issued pursuant to the Restructuring have not been and will not be registered under the US Securities Act of 1933, as amended (the Securities Act) or any state securities laws and are being issued in connection with the Restructuring pursuant to exemptions from the registration requirements under the Securities Act, including, with respect to the New Shares and Warrants issued in connection with the Members' Scheme and the New Shares issued in connection with the Creditors' Scheme, the exemption provided by Section 3(a)(10) of the Securities Act, and with respect to the New Bonds and the Warrants (if issued in connection with the Disposal) only (a) in the United States pursuant to the exemption provided by section 4(2) of the Securities Act, and (b) outside the US in reliance on Regulation S under the Securities Act. There will be no public offering of securities in the United States.



Citigroup Global Markets Limited is advising British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in this announcement and will not be responsible to anyone other than British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.



HSBC Bank plc is advising British Energy Group plc and British Energy Holdings plc and no one else in connection with Admission and the Restructuring described in this announcement and will not be responsible to anyone other than British Energy Group plc and British Energy Holdings plc for providing protections afforded to their clients nor for providing any advice in relation to Admission or the Restructuring.





Copies of the Prospectus and Members' Scheme Circular have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:



The Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS
Tel: 020 7066 1000


(Documents will normally be available for inspection within six normal business hours of this notice being given).



For further information please contact:


Andrew Dowler   020 7831 3113   (Media Enquiries)
John Searles    01355 262202    (Investor Relations)
                                investor.relations@british-energy.com






   NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND THE
                                 UNITED STATES


                    FURTHER INFORMATION ON THE RESTRUCTURING





INTRODUCTION



On 1 October 2003, we announced that we had entered into two conditional agreements with certain of our key creditors and the Secretary of State setting out the terms of the Restructuring of the British Energy Group. These agreements are the Creditor Restructuring Agreement and the Government Restructuring Agreement.



The Restructuring involves the Bondholders, the Eggborough Banks, RBS and the Significant Creditors compromising their claims against the British Energy Group in exchange for, amongst other things, the issue to those creditors of New Bonds of Holdings plc and New Shares of New British Energy. The Restructuring contemplates that the Bondholders and RBS will compromise their claims through a Court-approved scheme of arrangement under section 425 of the Act. The Significant Creditors will extinguish all, and the Eggborough Banks will extinguish part, of their existing claims against the British Energy Group pursuant to the various arrangements under the Creditor Restructuring Agreement and related documents.



In order to implement the Restructuring, it is proposed that we become a wholly-owned subsidiary of New British Energy by means of the Members' Scheme which will require the approval of our Ordinary and A Shareholders, and sanction by the Court. If the Members' Scheme is not approved, then we are required to implement the Restructuring by disposing of all of our Business to Holdings plc (a subsidiary of New British Energy) in exchange for Holdings plc agreeing to assume all of our liabilities. In view of its size, the Disposal would, if we were listed at the time of such Disposal, constitute a "Class 1" transaction for the purposes of the Listing Rules requiring the approval of our Ordinary Shareholders. Even though we are no longer listed we are seeking this approval at the Extraordinary General Meeting.



On 12 October 2004, we announced that the Initial Conditions had been satisfied, including the receipt by the Secretary of State of State Aid Approval. However, even though the Initial Conditions have been satisfied the Restructuring does remain subject to a number of significant uncertainties and the satisfaction of a number of other important conditions.



References to "we", "us", "our" or "the Company" are to British Energy.



SUMMARY OF THE RESTRUCTURING



Creditors



The key features of the Restructuring are as follows:



- Creditors (other than BNFL) have agreed to extinguish their unsecured claims against the Group in exchange for GBP275 million of New Bonds to be issued by Holdings plc and at least 97.5 per cent. of the New Shares to be issued by New British Energy. Appendix 1 to this announcement contains details of the agreed allocations of the New Bonds and New Shares to these Creditors which have been extracted without material adjustment from the Creditors' Scheme Circular;



- NLF will fund the New British Energy Group's qualifying uncontracted nuclear liabilities and qualifying costs of decommissioning the Group's nuclear power stations. The Secretary of State will fund qualifying decommissioning costs and qualifying uncontracted liabilities to the extent they exceed the assets of the NLF, as well as, subject to certain limitations, qualifying contracted liabilities for historic spent fuel;



- in consideration for the assumption of the nuclear liabilities and decommissioning costs referred to above, Holdings plc will issue GBP275 million of New Bonds to the NLF and will also make further annual periodic payments to the NLF, including the NLF Cash Sweep Payment;



- the Eggborough Banks as lenders and swap providers with security over the Eggborough Station and the shares of EPL, have agreed to replace their existing secured claims with the right to receive payments under the Amended Credit Agreement equivalent to those payable to holders of GBP150 million of New Bonds (including interest and capital). In addition, they will have an option to acquire the shares in, or assets of, EPL on 31 March 2010 or, prior to 31 August 2009, on or after the occurrence of an event of default that is continuing under the Amended Credit Agreement. The Eggborough Banks will also be repaid GBP37.5 million pursuant to the RBS Letter of Credit; and



- the BNFL contracts for front-end and back-end related fuel services to the Group's AGR stations have been amended, amongst other things, in order to link certain elements of payments under those contracts to wholesale electricity prices.



Shareholder allocation



In addition, if the Restructuring is completed, New British Energy will issue a mix of New Shares and Warrants to Shareholders on the following basis:



- if the Members' Scheme is approved by Shareholders and it becomes Effective, Shareholders will receive New Shares representing 2.5 per cent. of the issued share capital of New British Energy immediately following implementation of the Restructuring and Warrants entitling them to subscribe for New Shares equal to 5 per cent. of New British Energy's thereby diluted share capital immediately following completion of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment);



- if the Members' Scheme is not approved by Shareholders (or it otherwise Lapses) but Ordinary Shareholders approve the Disposal, then Shareholders will not receive any New Shares but will receive Warrants entitling them to subscribe for New Shares equal to 5 per cent. of New British Energy's thereby diluted share capital immediately following completion of the Restructuring (excluding the impact of the Employee Options and conversion of the NLF Cash Sweep Payment); and



- if Shareholders do not vote in favour of the Members' Scheme (or it otherwise Lapses) and Ordinary Shareholder approval in respect of the Disposal is not obtained, Shareholders will receive no New Shares or Warrants.



A summary of the allocations of New Shares and New Warrants is attached at Appendix 1 of this announcement. A more detailed description of the Restructuring is contained in Part VI of the Prospectus: "Further information relating to the Restructuring".



IMPLEMENTATION OF THE RESTRUCTURING



The Restructuring entails, amongst other things, a debt for equity and debt swap involving the creation of two new holding companies, New British Energy and its subsidiary, Holdings plc. British Energy, New British Energy and Holdings plc will have the same directors. New British Energy will issue New Shares and Warrants, and Holdings plc will issue New Bonds.



Creditors' claims



The Bondholders and RBS will compromise their claims through Creditors' Scheme. To become Effective, the Creditors' Scheme must be approved by a majority in number of the relevant creditors representing three-fourths in value of such creditors' claims (in each case of those creditors present and voting). The Creditors' Scheme must then receive the sanction of the Court and the Court order sanctioning the Creditors' Scheme must be filed with the Scottish Registrar.

The Significant Creditors will extinguish all, and the Eggborough Banks will extinguish part, of their existing claims against the British Energy Group pursuant to the various arrangements under the Creditor Restructuring Agreement and related documents.



Members' Scheme



In order to implement the Restructuring, it is proposed that we will become a wholly-owned subsidiary of New British Energy by means of the Members' Scheme. The Members' Scheme requires the approval of the Ordinary Shareholders and A Shareholders and must thereafter be sanctioned by the Court.



Disposal



If the Members' Scheme is not approved, then we intend to implement the Restructuring by means of the Disposal. The Disposal involves the sale of our Business to Holdings plc in accordance with the terms of the Business Transfer Agreement. In return, Holdings plc will perform all of our obligations and will discharge all of our liabilities.



The Restructuring is not conditional on Shareholder approval. Therefore, if the Members' Scheme or the Disposal is not approved, we are required, under the Creditor Restructuring Agreement, to proceed with the Disposal without the approval of Ordinary Shareholders. In this case, however, Shareholders will not receive any New Shares or Warrants.



Differences between Members' Scheme and Disposal



Implementation of the Restructuring through the Members' Scheme may provide certain tax benefits to the Group, avoids the need to transfer our Business to Holdings plc and avoids the need to maintain the Company as a shell company after the Disposal and pending dissolution. For this reason, if Shareholders approve the Members' Scheme and it becomes Effective they will receive both New Shares and Warrants as described above. If the Members' Scheme is not approved by Shareholders and we have to implement the Restructuring through the Disposal, the risk of disruption which may result from the need to transfer all of our Business to Holdings plc, the loss of potential tax benefits and the costs involved in administering the Company after the Disposal has been effected make this option less attractive. Accordingly, if Shareholders do not approve the Members' Scheme but pass the Disposal Resolution at the Extraordinary General Meeting and the Restructuring is completed, they will receive only the Warrants.



If we proceed with the Disposal, Shareholders will remain holders of British Energy Shares but we will cease to beneficially own any assets (including shares in subsidiary companies) as these will have been transferred to Holdings plc. The British Energy Shares will, therefore, be unlisted shares in an empty shell company with no value. In due course British Energy would be wound up or struck off the register of companies on a solvent basis and there will be no further return to Shareholders.



WHAT SHAREHOLDERS WILL RECEIVE



Members' Scheme



If the Members' Scheme is approved by the requisite majorities of Shareholders and becomes Effective, subject to certain restrictions relating to overseas Shareholders, Shareholders will be entitled to receive:



for every 50 Ordinary Shares                                  1.0 New Share and

                                                              2.1 Warrants

for every 50 A Shares                                         1.0 New Share and

                                                              2.1 Warrants


in respect of British Energy Shares held at the Scheme Record Time.



Each Shareholder will receive New Shares and Warrants under the Members' Scheme only if he or she elects to do so by completing the relevant Form(s) of Election or, in the case of the Warrants only, such Shareholder is deemed to have elected to receive such Warrants. If a Shareholder does not make a valid Shareholder Election or Deemed Election, the relevant New Shares and Warrants will be sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) will be remitted to the relevant Shareholder. In considering whether to make a Shareholder Election, Shareholders should bear in mind the expense involved in transactions in small numbers of securities. It is generally the case that stockbrokers' minimum commissions are around GBP10 to GBP25.



Disposal with Ordinary Shareholder approval



If the Members' Scheme is not approved by the requisite majorities of Shareholders, is not sanctioned by the Court or otherwise Lapses, but the Disposal Resolution is approved at the EGM then following completion of the Restructuring, Shareholders will, subject to certain restrictions relating to overseas Shareholders, be entitled to receive:



for every 50 Ordinary Shares                                 2.1 Warrants

for every 50 A Shares                                        2.1 Warrants



in respect of British Energy Shares held at the Disposal Record Time.



Each Shareholder will receive Warrants under the Disposal only if he or she elects to do so by completing the relevant Form(s) of Election or such Shareholder is deemed to have elected to receive such Warrants. In the event that a Shareholder does not make a valid Shareholder Election or Deemed Election, the relevant Warrants will be sold in the market at the best price reasonably obtainable in the market and the net proceeds (if any) will be remitted to the relevant Shareholder. In considering whether to make a Shareholder Election, Shareholders should bear in mind the expense involved in transactions in small numbers of securities. It is generally the case that stockbrokers' minimum commissions are around GBP10 to GBP25.



The terms and conditions of the Warrants are set out in Part VIII of the
Prospectus: "Conditions of the Warrants".



Disposal without Ordinary Shareholder approval



If the Members' Scheme is not approved by the requisite majorities of Shareholders, is not sanctioned by the Court or otherwise Lapses and the Disposal is not approved at the EGM, then Shareholders will not receive any New Shares or Warrants.



There are a number of risks related to ownership of the New Shares and Warrants.
Part II of the Prospectus: "Risk factors" contains further detail in relation to such risks.



          FINANCIAL EFFECTS OF THE DISPOSAL



Under the terms of the Disposal, Holdings plc will acquire all of our Business in exchange for agreeing to assume all of our liabilities. As at 30 August 2004, Holdings plc had net assets of GBP50,000. Holdings plc did not trade prior to that date and therefore has no previous earnings. As at 30 June 2004, we had total assets of GBP2,559 million and total liabilities of GBP5,840 million. In the 3 month period ended 30 June 2004, we had a loss after tax and exceptional items of GBP115 million. Following the Disposal we would have no assets and our liabilities will be covered by the indemnity from Holdings plc.



Shareholders should not rely on this summary information and should read the Members' Scheme Circular and the accompanying Prospectus. The net asset information for Holdings plc has been extracted without adjustment from the Accountants' Report set out in Section 4 of Part IV of the Prospectus: " Financial information", and the figures relating to our total assets, total liabilities, and loss after tax and exceptional items have been extracted without material adjustment from our results for the three months ended 30 June 2004 which are set out in Section 2 of Part IV of the Prospectus: "Financial information".



CURRENT TRADING AND PROSPECTS



Trading at the time of the announcement of the Restructuring



At the time of the announcement of the outline terms of our Restructuring on 28 November 2002, the wholesale market price for electricity had been GBP17.0 per MWh for delivery in 2003/04 whilst average unit operating costs (including those relating to the Eggborough Station) for the six months ending 30 September 2002 were approximately GBP19.9 per MWh. In short, as a result of our high fixed cost base (particularly the costs associated with our fuel) on a per MWh basis, our costs of producing electricity were exceeding our achieved selling price. We entered into the agreements with Creditors and the Secretary of State in October 2003 in order to avoid administration in circumstances where no other viable option was available to the Group. The agreements provide the best that we could negotiate for Shareholders at the time. We believe the only alternative would have been for us to take appropriate insolvency proceedings under which any distribution to Shareholders would have been highly unlikely.



At the time of the announcement of the formal terms of the Restructuring on 1 October 2003 we had contracted to sell our electricity for the remainder of that financial year at what we also estimated at that time would be an average price of GBP17.1 per MWh. At that time, we had entered into fixed price contracts for summer 2004 and winter 2004/2005 in relation to approximately 50 per cent. of our output for 2004/05 at an average price of GBP18.3 per MWh and altogether had contracts to sell approximately 90 per cent. of our output for that period. Taken together with the partial hedge provided by the new BNFL contracts (assuming the market price could fall below GBP21.0 per MWh), this meant we would only be 8 per cent. exposed to fluctuations in the wholesale electricity price. The prevailing market price at the time had been GBP21.6 per MWh for 2004/05.



The wholesale market price for electricity has increased significantly compared to the price at the time that the Restructuring was announced. This increase in the wholesale price for electricity, together with key elements of the Restructuring, details of which are set out in summary in the bullet points on the second half of page 9 and on page 10 of the Prospectus (and which are dealt with more fully in Part VI of the Prospectus: "Further information relating to the Restructuring") mean that the outlook for the Group has improved since the announcement made on 28 November 2002, although this has been offset by declines in output.



Current, financial and trading prospects of the Group



Nuclear output was 15 TWh (a 67 per cent. load factor) for the three-month period ended 30 June 2004, 28.7 TWh (a 68 per cent. load factor) for the six-month period ended 30 September 2004 and 33.1 TWh (a 67 per cent. load factor) for the seven-month period ended 31 October 2004. The UK nuclear output for the equivalent periods in 2003 was 17.0 TWh (an 82 per cent. load factor),
33.3 TWh (a 79 per cent. load factor) and 37.9 TWh (a 77 per cent. load factor). The reduction on the previous year, and in the second quarter of this year compared to the first quarter, has been primarily due to unplanned outages.



During the three-month period ended 30 June 2004 and the six-month period ended 30 September 2004, investment expenditure on plant projects, major repairs and strategic spares across the whole Group, including incremental costs associated with PIP, totalled GBP32m and GBP64m respectively of which we estimate that GBP17m and GBP32m respectively may have been capitalised, with the main projects in the period including replacement of cast iron pipework, fuel route improvements and the implementation of the work management programme. As a result of the FRS 11 impairment review in the financial year ended 31 March 2003, all expenditure of a capital nature has been expensed and will continue to be expensed until such time as it is possible to demonstrate that it results in an enhancement to the carrying value of fixed assets.



As indicated above, we had already contracted to sell much of our planned nuclear output for the current year during the previous financial year and have had to buy back power. Therefore we have not seen the full benefit of the recent rises in electricity prices. These factors, as well as increased pension costs and an increased depreciation charge related to the impairment reversal made in March 2004, have had a significant adverse impact on our profitability and cash flow. In view of the recent unplanned outages and the delayed return to service of our Hartlepool and Heysham 1 power stations, the Directors consider that the outlook for the Company's financial and trading prospects for the remainder of the financial year will be challenging.



The principal factors affecting the financial and trading prospects of the Group for the current financial year are: output, nuclear unit cash costs, sales, PIP (see below), and cash and liquidity.



Following the unplanned outage at Heysham 1 in early 2004, as a result of cast iron pipework failure, we reviewed the implications for further cast iron pipework replacement at our other nuclear power stations and, accordingly, on 19 March 2004 we announced that our indicative target for nuclear output for 2004/ 2005 was reduced from 67 TWh to 64.5 TWh. We have suffered a number of unplanned outages since that date and following the evaluation of structural inspections carried out during a statutory outage at Hartlepool, we decided that further work was required to demonstrate the integrity of certain boilers. On 30 July 2004, we announced that we had revised our target nuclear output for 2004/2005 to around 61.5 TWh. However, following discussions with the NII concerning our programme of works at Hartlepool and Heysham 1, we currently expect that Hartlepool and Heysham 1 will not return to service until later this calendar year and consequently we expect nuclear output of 59.5 TWh in the financial year ending 31 March 2005 (as we announced on 18 November 2004). Based on New British Energy's business plans, we further expect the average annual nuclear output over the next 3 financial years (including this financial year) to be approximately 61.8 TWh.



Subject always to its continuing obligations as a listed company, New British Energy proposes to publish information regarding the Group's output on a quarterly basis at the same time as it publish the results for that quarter (rather than on a monthly basis) and it does not propose to make further forward-looking statements regarding the Group's proposed annual output during a financial year.



Based on an average annual nuclear output over the next 3 financial years of approximately 61.8 TWh, our average nuclear unit cash costs are projected to be GBP19.1 per MWh at current price levels. These costs have increased since the October 2003 announcement as a result of the reduction in output, the higher level of projected investment and the costs of PIP referred to below, the increase in electricity prices and inflation. The rise in electricity prices impacts our nuclear unit cash costs because under the new arrangements for back-end fuel services we are now making additional payments to BNFL. This will continue for so long as electricity prices remain above GBP16.0 per MWh (in 2002/ 2003 monetary values and indexed to RPI).



As of 22 November 2004 contracts were in place covering virtually all of the planned output for the financial year ending 31 March 2005, of which nearly all are at fixed prices. The average price for these fixed price contracts is GBP21.0 per MWh. For 2005/2006, contracts are in place for approximately two-thirds of planned generation, with approximately half of these being at fixed prices at an average price of approximately GBP25 per MWh. The market price for forward baseload contracts has continued to rise and the wholesale price for annual contracts with delivery in 2005/2006 has risen from around GBP24.5 per MWh at the end of March 2004 to over GBP30.0 per MWh by 22 November 2004, an increase of some 20 per cent. Whilst there is no guarantee that these prices will continue to prevail they are comfortably above our estimates of average nuclear unit cash costs.



In August 2003 we brought together a team within British Energy and engaged a consortium of experienced external consultants, to design and implement a far-reaching performance improvement programme (PIP). By putting in place and implementing this programme, which in essence involves investing in our people, processes and plant, we are aiming to increase the degree of reliability of our nuclear generating assets. However, because of the programme's wide ranging nature and the time and costs involved in implementing it, we do not expect to see the benefits of the hoped for improvement in operational reliability in the current or next financial year.



AGR power stations are unique to the UK and were built in the 1970s and 1980s by different design consortia to different design specifications. Accordingly, there can be no assurance that the improvement in reliability achieved in other nuclear power station improvement programmes, upon which PIP is based and which have been undertaken on newer fleets of nuclear power stations based on non-AGR technology, will be capable of being achieved in respect of our AGR power stations.



Based on our current expectations of future electricity prices and output, and therefore our financial resources, we believe that the annual investment in plant projects, major repairs and strategic spares across the whole New British Energy Group, which includes incremental annual PIP expenditure of GBP70m to GBP120m, will be in the range of GBP200m to GBP250m in each of the two years ending 31 March 2006 and 2007. This compares with the range of capital expenditure of GBP85m to GBP90m announced in October 2003 which did not include any PIP expenditure, nor the costs of major repairs and strategic spares. This financial year, based on the financial resources we expect to have available to us, this investment will be in the range of GBP140m to GBP170m including incremental PIP expenditure of approximately GBP20m. If our financial resources are otherwise required due to unforeseen outages or changes to electricity prices and collateral requirements, we may be required to adjust our investment plans accordingly.



On 30 June 2004, net debt was GBP382m with gross debt standing at GBP883m. We had cash and liquid resources of GBP501m of which GBP321m was deposited as collateral in support of our trading activities. At 31 October 2004, the amounts were GBP450m and GBP332m respectively. We also entered into a receivables facility agreement on 25 August 2004 to provide additional liquidity and we have agreed to defer amounts due to certain suppliers in order to better match the profile of monthly expenditure with the receipt of income from the sale of electricity.



A more detailed description of the Group's current trading and prospects is set out in Part III of the Prospectus: "Operating and financial review and prospects ". Financial information relating to the Group and a pro forma net asset statement for the New British Energy Group are set out in Part IV of the
Prospectus: "Financial information" and Part V: "Unaudited pro forma financial information" respectively. Shareholders should not rely on this summary information and should read the entire Members' Scheme Circular and accompanying Prospectus. Our cash and sales figures have been extracted without material adjustment from our underlying accounting and sales records used in the preparation of the financial information in Part IV of the Prospectus: " Financial information" and the information relating to PIP has been extracted from our own internal records regarding how we allocate our expenditure.



          DIVIDEND POLICY



The board of New British Energy intends to distribute to shareholders as much of New British Energy's available cash flow as prudently possible, but not until operational requirements of the business permit. In addition, under the terms of the Restructuring, there are certain restrictions on, or factors affecting, the board's ability to pay dividends including:



- New British Energy is required to fund cash reserves out of its net cash flow in order to support the New British Energy Group's collateral and liquidity requirements post-Restructuring. The initial target amount for the cash reserves is GBP490 million plus the amount by which cash employed as collateral exceeds GBP200 million. Prior to paying any dividends, New British Energy's cash needs to equal or exceed the Target Amount and certain other amounts specified in the Contribution Agreement;



- the terms of the Contribution Agreement also require that once the cash reserve is funded to the Target Amount, New British Energy must make the NLF Cash Sweep Payment. Initially this is 65 per cent. of the New British Energy Group's adjusted net cash flow (calculated on the basis set out in the summary of the Contribution Agreement in paragraph 17.2(e) of Part X of the Prospectus:
"Additional information"). This percentage may be adjusted for certain corporate actions but may never exceed 65 per cent. The requirement to make the NLF Cash Sweep Payment will greatly reduce the amount of cash that would otherwise be available for distribution to Shareholders. In addition, New British Energy may not pay any dividends without making an additional payment to the NLF if the result of paying such dividend would be that the aggregate amount of dividends paid to shareholders in the period following the Restructuring would exceed the aggregate of New British Energy's annual adjusted net cash flow in such period less the aggregate NLF Cash Sweep Payments payable in such period;



- the terms of the New Bonds contain certain covenants (which are described in detail in Part VII of the Prospectus: "Terms and conditions of the New Bonds "), including a restriction that allows New British Energy to pay a dividend only if the Target Amount is met and no event of default has occurred; and



-    New British Energy must have distributable reserves.



As a result of these restrictions and after making a prudent allowance for collateral requirements the directors of New British Energy consider that the earliest period for which a dividend may be declared is the financial year ending 2007. A further description of New British Energy's dividend policy is set out in Part III of the Prospectus: "Operating and financial review and prospects".



CONDITIONS AND TERMINATION



Completion of the Restructuring is subject to a number of important conditions, including the Initial Conditions (which, as mentioned above, have been satisfied), the Filing Conditions and the Restructuring Condition. Admission is also conditional upon the Restructuring being implemented. In addition to these conditions, the Restructuring will not be implemented if either of the Creditor Restructuring Agreement or the Government Restructuring Agreement is terminated in accordance with its terms. Both the Creditor Restructuring Agreement and the Government Restructuring Agreement will terminate if, amongst other things, British Energy receives a valid notice from the relevant parties terminating the agreement on the basis that there is a continuing Material Adverse Change. In such circumstances the standstill arrangements, which restrict the Creditors from taking any steps to initiate insolvency proceedings or demand or accelerate any amounts due and payable to them by any member of the British Energy Group, would also terminate.



Moreover, unless otherwise agreed by the Creditors, the Secretary of State and British Energy, the Creditor Restructuring Agreement and the Government Restructuring Agreement will automatically terminate, and consequently the Restructuring will not be implemented if the Creditors' Scheme has not become Effective by 31 January 2005 (or such later date as the requisite parties may agree).



POLYGON AND BRANDES



On 3 September 2004, two groups of shareholders together holding 10.22 per cent. of our Ordinary Shares, requisitioned an extraordinary general meeting of the Company. The resolutions proposed by Polygon and Brandes sought to stop us from taking certain actions which may be necessary to implement the Restructuring. In response, certain of our Bondholders commenced proceedings in London against Polygon and Brandes for, amongst other things, the tort of procuring or inducing a breach of the Creditor Restructuring Agreement or otherwise interfering with its due performance. We too commenced proceedings against Polygon and its associates in New York in relation to an SEC filing required to be made by Polygon in relation to its interests in British Energy.



On 23 September 2004, we sent Shareholders a circular notifying Shareholders of our intention to apply for the UKLA to cancel the listings of the British Energy Shares and on the following day we sent a further circular to Shareholders containing the notice of the Requisitioned EGM. Having considered our recent circulars, on 30 September 2004 Polygon stated that it now believed that there was no commercial logic for it supporting the resolutions to be considered at the Requisitioned EGM and consequently confirmed that it would vote against the resolutions to be put to the Requisitioned EGM and that it would not further oppose the Restructuring. On that day, we announced that we would be withdrawing our action against Polygon in New York and that the Bondholders had agreed terms to stop the proceedings in London insofar as they related to Polygon.



Brandes subsequently announced on 6 October 2004 that it was not going to pursue the matter further for the time being but that it would continue to monitor events so that it may take appropriate steps to promote the legitimate interests of its clients.



Following our application for the UKLA to cancel the listings of the British Energy Shares from the Official List, the UKLA cancelled those listings with effect from 8.00 a.m. on 21 October 2004 and 20 October 2004 was the last day of dealings in British Energy Shares on the main market of the London Stock Exchange. Although we are, therefore, exempt from the continuing obligation provisions of the Listing Rules which apply to issuers of equity securities, we are intending to comply with these obligations (other than the requirement to seek shareholder approval for significant transactions such as the Disposal) as if the listings had not been cancelled. As the listings of the Bonds have not been cancelled, we do remain subject to the continuing obligation provisions of the Listing Rules which apply to issuers of specialist debt securities.



The Requisitioned EGM was held on 22 October 2004 following which we announced that none of the resolutions that had been proposed at the Requisitioned EGM had been passed.



TIMETABLE AND EXTENSION OF LONG STOP DATES



Our indicative timetable for the Restructuring anticipates the Creditors' Scheme becoming Effective and Admission occurring in mid-January. The indicative timetable of principal events for the Creditors' Scheme is set out in Appendix 2 and the indicative timetable of principal events for Shareholders is set out in Appendix 3. However, the indicative timetable is our best case expectation and subject to change and delay (see note 1 to the timetable). We have, therefore, decided that it is prudent to seek an extension to the present long stop dates of 31 January 2005 and have proposed terms for an extension to at least 31 March 2005 to Creditors and the Secretary of State.



The Group owes some GBP1.5 billion to the Bondholders, the Eggborough Banks, RBS, the Significant Creditors (currently Deutsche Bank AG) and BNFL which is stood still pending implementation of the Restructuring but which would become due and payable if the Restructuring is not completed by the long stop date of (at present) 31 January 2005. An alternative restructuring would require the agreement of these creditors and the Secretary of State and we have no assurance that such agreement would be reached. Furthermore the Board believes that any fundraising for the purpose of achieving an alternative restructuring would carry significant risks. If for any reason the Restructuring cannot be completed before the present or any extended long stop date and a replacement standstill cannot be agreed with creditors shortly thereafter, we would be unable to meet our financial obligations as they fall due, in which case we may have to commence insolvency proceedings. In the circumstances, the Board continues to believe that there is no reliable alternative to the Restructuring available to us.



We have agreed an extension of the Restructuring Long Stop Date under the Creditor Restructuring Agreement until 31 March 2005, subject to certain intermediate milestones, with the ad hoc committee of Bondholders (on behalf of Consenting Bondholders), Deutsche Bank AG and BNFL. The extension also requires the agreement of the holders of two-thirds of the Eggborough Banks' debt and swap claims. The steering committee of the Eggborough syndicate comprises Barclays and RBS. Eggborough Banks holding some 53 per cent. of the Eggborough Banks' claims (including Barclays and RBS) have agreed to this extension and RBS extended the RBS Letter of Credit. The approval of further Eggborough Banks is required to achieve the requisite two-thirds majority.

The extension of the Creditor Restructuring Agreement also requires written resolutions of Bondholders to extend the standstill period under the terms of the Company's Bonds due 2003, 2006 and 2016 to be signed by a simple majority of the holders of each series of the bonds. The ad hoc committee of Bondholders has agreed to approve these resolutions.

The Secretary of State is not party to the Creditor Restructuring Agreement but, for technical reasons, her consent is required to enable that agreement to be extended in the manner contemplated; the Secretary of State has consented to the extension solely for that purpose. The Secretary of State has also agreed to extend the long stop date for completion of the Government Restructuring Agreement between the Company and the Secretary of State to 30 April 2005. In the context of meeting its overarching objectives at this time of nuclear safety, security of electricity supplies and value for money for the taxpayer, the Government has stated that it believes that continuity and stability in the management of British Energy's business in the immediate future is desirable. The Government has also sought and received assurances from British Energy's management that any measures taken to manage the Group's working capital will not adversely affect safety or security of supply. The extension of the Government Restructuring Agreement is therefore subject to conditions relating to those two issues.

The proposed extension will also preserve the possibility of extension of the Creditor Restructuring Agreement beyond 31 March 2005 up to 31 October 2005, again subject to certain intermediate milestones. However, each of those parties and majorities who are required to agree the proposed extension would have absolute discretion as to whether to object to or confirm the continuation of the extension beyond 31 March 2005 and may require amendments to the standstill and restructuring arrangements in connnection with the Restructuring being completed after 31 March 2005. The requisite parties may object to the continuation of the extension or may not give such confirmations or agree the terms (if any) upon which they would be willing for the Restructuring to be completed after 31 March 2005. Furthermore the agreement of the Secretary of State will be required to extend the Government Restructuring Agreement beyond 30 April 2005.

In any event if it were to become reasonably apparent that the Restructuring would not be completed by 31 March 2005, we are required to renegotiate the payments payable to BNFL with effect from 31 March 2005 (subject to completion of the Restructuring after 31 March 2005) under the BNFL agreements for historic spent fuel services which have been agreed on the assumption that the Restructuring would complete and these payments would commence before 31 March 2005. Subject to certain limitations, these payments are expected to be funded by the Government as part of the Restructuring and consequently any new schedule would require agreement between us, BNFL and the Government.

Consequently even if the proposed extension becomes effective there can be no assurance that any extension beyond 31 March 2005 will be available on the present terms of the Agreed Restructuring or any other terms.

The intermediate milestones to the proposed extension include Bondholders and RBS passing resolutions approving the Creditors' Scheme by 15 April 2005 and the Creditors' Scheme becoming effective within 30 business days of grant of the Creditors' Scheme order or within 15 business days of final determination of any appeal. These milestones may be extended with the agreement of those parties and majorities who are required to agree the proposed extension.

Both the Creditor Restructuring Agreement and the Government Restructuring Agreement are subject to conditions and to earlier termination in certain events, as previously announced by British Energy.



If such an extension becomes effective and/or if it becomes apparent that the Restructuring Effective Date will be delayed beyond 31 January 2005, we will inform Shareholders and Creditors by making an appropriate announcement to a Regulatory Information Service and the press. For the avoidance of doubt, in such circumstances Admission may not occur prior to 31 January 2005 and will remain conditional on the Restructuring being implemented. However, there is no assurance that the proposed extension of the long stop dates for the Restructuring will be agreed. If for any reason we are unable to implement the Restructuring prior to the present or any extended long stop dates and a replacement standstill cannot be agreed with Creditors shortly thereafter, we would be unable to meet our financial obligations as they fall due, in which case we may have to take appropriate insolvency proceedings. If we were to commence insolvency proceedings, distributions, if any, to unsecured creditors may represent only a small fraction of their unsecured liabilities and it is highly unlikely there would be any return to Shareholders.



Admission is conditional upon the Restructuring being implemented.



          RECOMMENDATION FOR SCHEME CREDITORS AND BONDHOLDERS



          The terms of the Restructuring are complex and you are urged to read the Creditors' Scheme Circular with care as it contains a great deal of important information. If you are in any doubt as to any aspect of these proposals and/or about the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other professional adviser.

The Restructuring remains subject to a number of important conditions (which are outlined in the Creditors' Scheme Circular). Notwithstanding the above, the Company believes that the Restructuring, of which the Creditors' Scheme is a key element, is in the interests of Scheme Creditors and Bondholders.

Accordingly, the Company supports the Creditors' Scheme and Restructuring and therefore recommends that Bondholders vote in favour of the Bondholder Resolutions at the Bondholder Meetings and that Scheme Creditors vote in favour of the Creditors' Scheme at the Scheme Meeting.



RECOMMENDATION FOR SHAREHOLDERS



We entered into the agreements with Creditors and the Secretary of State in October 2003 in order to avoid administration in circumstances where no other viable option was available to the Group and the agreements provide the best that we could negotiate for Shareholders at the time. We believe the only alternative would have been for us to take appropriate insolvency proceedings under which any distributions to Shareholders would have been highly unlikely. We continue to believe there is no reliable alternative option to the Restructuring available to us.



The effectiveness of the Members' Scheme and, failing that, the implementation of the Disposal, is required for the Restructuring to be implemented. Therefore, if the Members' Scheme is not approved or the Disposal Resolution is not passed, we are required to implement the Disposal without Shareholder approval. If the Disposal is implemented, Shareholders will remain holders of British Energy Shares, but we will have disposed of all of our assets and the British Energy Shares will be unlisted securities and will not have any value.



As note above, the Restructuring remains subject to a number of important conditions (which are outlined in the Members' Scheme Circular and will result in a very significant dilution of the interests of Shareholders. Notwithstanding the above, the Directors consider that the Restructuring (implemented, if necessary, by the Disposal) and the resolutions to be proposed at the EGM are in the best interests of the Group and the Shareholders as a whole.



Even if Shareholders approve the Members' Scheme it may still not become Effective for other reasons and therefore Ordinary Shareholders are encouraged to vote in favour of the Disposal as well as the Members' Scheme.



In light of the difficult circumstances faced by the Group, the Directors, who have received financial advice from Citigroup Global Markets Limited, consider the Restructuring to be in the interests of the Company. In providing advice to the Directors, Citigroup Global Markets Limited has placed reliance upon the commercial assessments of the Directors.



Accordingly, the Directors unanimously support the Restructuring and recommend that Shareholders vote in favour of the Members' Scheme to be approved at the Court Meetings and both the resolutions to be proposed at the Extraordinary General Meeting, that is, the Members' Scheme Resolution and the Disposal Resolution. The Directors intend to vote in favour in respect of their own beneficial holdings, amounting to 4,188 Ordinary Shares.





                       APPENDIX 1 - CREDITOR ALLOCATIONS



For the purposes of the allocation of New Bonds and New Shares among certain of the Creditors (excluding BNFL) pursuant to the Restructuring, the Company and such Creditors agreed the claims set out above would be treated as having the following values:




Claim in respect of:                              Creditor as at 1 October           Claim Amount:

                                                           2003:                       (approx.)

                                                                                       (GBP in m)
The Bonds                                               Bondholders                     GBP407.9
RBS Indebtedness                                            RBS                          GBP37.5
Existing EPL Arrangement                              Eggborough Banks                  GBP210.0
Enron CFD/Enron Guarantee                                  ECTEF                         GBP72.0
Total CFD/Total Guarantee                                  TOTAL                         GBP85.0
TPL Original PPA/TPL Guarantee                              TPL                         GBP159.0



The Company and the other parties to the Creditor Restructuring Agreement agreed the allocation of the New Bonds and the New Shares to be issued pursuant to the Restructuring in respect of certain Creditors' unsecured claims based upon the Claim Amounts set out above, and taking into account a number of factors, including the identity of the relevant debtor and the amounts owed between the Company and its principal subsidiaries. The allocation of: (i) New Bonds and New Shares to Creditors (other than BNFL and the Eggborough Banks only to the extent specified below) if the Members' Scheme does not become Effective; and
(ii) New Bonds and New Shares to Creditors (other than BNFL and the Eggborough Banks only to the extent specified below) and Shareholders if the Members' Scheme becomes Effective, is as follows:



                                          New Shares if Members' Scheme     New Shares if Members' Scheme
                                                becomes Effective             does not become Effective
Name of                       No. of      % of issued    No. of New    % of issued       New Bonds
Shareholder in New               New            share        Shares          share             (to
British Energy            Shares (in       capital(4)        (in m,     capital(4)       Creditors
(including Creditors      m, approx)                        approx)                       only)(2)
and their respective                                                                      (GBP in m,
allocations as at 1                                                                        approx)
October 2003)(1)

Bondholders                    286.1             51.0         293.4           52.3           154.0
RBS                             26.2              4.7          26.9            4.8            14.2
TPL                             78.8             14.0          80.8           14.4            43.5
Total                           42.1              7.5          43.2            7.7            23.3
ECTEF                           37.2              6.6          38.1            6.8            20.0
Eggborough Banks                76.6             13.7          78.5           14.0        20.0 (3)
Shareholders                    14.0              2.5           0.0            0.0             0.0
TOTAL                          561.0            100.0         561.0          100.0           275.0



(1) TPL, Total and ECTEF have since assigned certain of their respective interests under the Creditor Restructuring Agreement and their respective claims against the British Energy Group to Deutsche Bank AG London (Deutsche Bank) which is, consequently, a Significant Creditor. We are aware that a proportion of these interests may have been subparticipated to third parties. The interest of Deutsche Bank in the Ordinary Shares of British Energy at the date of the Creditors' Scheme Circular and as expected immediately following Admission, in so far as is known to us, is disclosed in paragraph 6.3 of Part X of the
Prospectus: "Additional information".

(2) In addition, the NLF will receive GBP275m of New Bonds and a right to receive the NLF Cash Sweep Payment together with further amounts payable under the Contribution Agreement.

(3) Excludes GBP150m bond-equivalent payments through the Amended Credit Agreement.

(4) Percentage of issued share capital immediately following the Restructuring excluding the impact of the NLF Cash Sweep Payment, the Warrants and Employee Options.





APPENDIX 2 - INDICATIVE TIMETABLE OF PRINCIPAL EVENTS FOR CREDITORS' SCHEME (1)



The times and dates given below and mentioned throughout the Creditors' Scheme Circular are based on current expectations and are subject to change. Scheme Creditors, Account Holders and other persons with interests in Bonds must, in order to ensure compliance with the deadlines set out in this timetable, ensure that they also comply with any deadlines and/or notice and/or timing requirements set by any institutions or settlement system through which interests in Bonds are held.


Record Date (2)                                                                     5:00 p.m. on 29 November 2004

Date of publication of the Creditors' Scheme Circular,                                           29 November 2004
the Prospectus, the Members' Scheme Circular and notice
convening the Bondholder Meetings

Meeting Dates:                                                                            all on 22 December 2004

Bondholder Meetings (3)
(2003 Bonds)                                                                                            9:20 a.m.
(2006 Bonds)                                                                                            9:40 a.m.
(2016 Bonds)                                                                                           10:00 a.m.

Members' Scheme Meeting of Ordinary Shareholders                                                       10:30 a.m.
Members' Scheme Meeting of A Shareholders                                                              11:30 a.m.

Latest time and date for receipt of Forms of Proxy from Scheme
Creditors for the Scheme Meeting                                                                       12:10 p.m.

Scheme Meeting                                                                                         12:30 p.m.

Initial Deadline (4)                                                                  5:00 p.m. on 7 January 2005

Date of Court hearing of Petitions to sanction the Schemes                                        14 January 2005

Last dealings in the Company's Bonds                                                              14 January 2005

Restructuring Effective Date (5)                                                                  14 January 2005

Admission of New Bonds and New Shares to the                                         8:00 a.m. on the dealing day
Official List of the UKLA and dealings commence (6)                                     immediately following the
                                                                                     Restructuring Effective Date

Listing of New ADRs on the NYSE, if possible (7)                                 9:30 a.m. (New York time) on the
                                                                                trading day immediately following
                                                                                 the Restructuring Effective Date

Distribution of Scheme Consideration                                             as soon as practicable after the
                                                                                     Restructuring Effective Date



If any of the above times and/or dates change, the revised times and/or dates will be notified to Scheme Creditors and persons with interests in Bonds by announcement on a Regulatory Information Service and on the Company's website at: www.british-energy.com.



(1) The times and dates (including those of the Restructuring Effective Date and the date of Admission) in this timetable are indicative only, are based upon the Company's current best case expectation and will depend, amongst other things, on the timetable fixed by the Court, whether any of the Bondholder Meetings, the Members' Scheme Meeting or the Scheme Meeting are adjourned, the date upon which the Court allocates a hearing for sanction of the Schemes, whether answers are lodged in respect of the Members' Scheme or the Scheme and the date on which steps are taken to make the Schemes Effective. All references to time in the Creditors' Scheme Circular are to London time except where otherwise stated.



(2) All Scheme Claims are determined as at the Record Date.



(3) To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the preceding Bondholder Meeting.



(4) The latest date for delivery of Scheme Letters to the Information Agent in order for Eligible Recipients to participate in the distribution of Scheme Consideration to be made on the Restructuring Effective Date or as soon as practicable thereafter. This date may need to be extended in certain circumstances described in Sections 6, 7 and 8 of Part I of the Creditors' Scheme Circular and Appendices 3 and 6 to the Explanatory Statement at Part II of the Creditors' Scheme Circular.



(5) This date is indicative only and based upon the Company's current best case expectation, and may change as a result of, inter alia, any of the factors outlined in Note (1) above.



(6) An application has been made to list the New Bonds and New Shares on the Official List of the UKLA and it is anticipated that the listing of the New Bonds and New Shares will be obtained so that dealings may commence on the Business Day immediately following the Restructuring Effective Date.



(7) On 28 September 2004, the NYSE suspended trading in the Company's ADRs and commenced proceedings to permanently delist the Company's ADRs from the NYSE. The Company has appealed the NYSE's decision. If the Members' Scheme does not become Effective, or if neither the Company nor New British Energy are able to meet the NYSE's relevant listing criteria on or prior to Admission, New ADRs will not be listed on the NYSE on Admission. In that event, New British Energy has agreed to take all reasonable steps to apply for a listing of New ADRs on the NYSE at such time following Admission as New British Energy satisfies the NYSE listing criteria. In such circumstances, however, New British Energy will be required to satisfy the NYSE's listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that New British Energy may not be able to satisfy immediately after Admission.





   APPENDIX 3 - INDICATIVE TIMETABLE OF PRINCIPAL EVENTS FOR SHAREHOLDERS (1)


Latest time and date for receipt of green Form of                                10.30 a.m. on 20 December 2004

Proxy for the Ordinary Share Court Meeting (2)

Latest time and date for receipt of blue Form of                                 11.30 a.m. on 20 December 2004

Proxy for the A Share Court Meeting (3)

Latest time and date for receipt of white Form of                                   12 noon on 20 December 2004

Proxy for the Extraordinary General Meeting

Voting Record Time (4,5,6)                                                        6.00 p.m. on 20 December 2004

Ordinary Share Court Meeting                                                     10.30 a.m. on 22 December 2004

A Share Court Meeting (7)                                                        11.30 a.m. on 22 December 2004

Extraordinary General Meeting (7)                                                   12 noon on 22 December 2004

Creditors' Scheme Meeting                                                        12.30 p.m. on 22 December 2004

Election Return Time (8)                                                           6.00 p.m. on 13 January 2005

Scheme Record Time (9)                                                             6.00 p.m. on 13 January 2005

Disposal Record Time (10)                                                          6.00 p.m. on 13 January 2005

Date of Court hearing of Petition to sanction the                                               14 January 2005

Members' Scheme

Restructuring Effective Date (11)                                                               14 January 2005

New Shares and Warrants admitted to the Official                                   8.00 a.m. on the dealing day
List and dealings commence                                                            immediately following the

                                                                                   Restructuring Effective Date
Listing of New ADRs on the New York Stock                                             9.30 a.m. (New York time)
Exchange, if possible (12)                                             on the trading day immediately following
                                                                               the Restructuring Effective Date
Crediting of New Shares and/or Warrants to CREST                          the dealing day immediately following
accounts where a valid Form of Election has been                               the Restructuring Effective Date
received (13)

Date of Court hearing to sanction the New British                                               18 January 2005

Energy Reduction (14)

Date on which the New British Energy Reduction                                                  18 January 2005

becomes Effective (14)

Despatch of New Share certificates and/or Warrant                                         within 14 days of the
certificates where a valid Form of Election has been                               Restructuring Effective Date
received

Despatch of cheques and crediting of CREST                                                within 14 days of the
accounts in respect of proceeds of sale of New                           sale of the New Shares and/or Warrants

Shares and/or Warrants where no valid Form of

Election has been received



(1) These times and dates (including the Restructuring Effective Date and the date of Admission) are indicative only, are based on the Company's current best case expectation and will depend, amongst other things, on the timetable fixed by the Court, whether either of the Court Meetings or the Extraordinary General Meeting are adjourned, the date upon which the Court allocates a hearing for the sanction of the Members' Scheme, whether objections are lodged in respect of the Members' Scheme or Creditors' Scheme, and the date on which steps are taken to make the Members' Scheme Effective. If any of the these times and/or dates change, the revised times and/or dates will be notified to Shareholders by announcement on a Regulatory Information Service and on the Company's website at www.british-energy.com. All times stated in the Members' Scheme Circular are London times.



(2) Forms of Proxy for the Ordinary Share Court Meeting not returned by this time may be handed to the chairman at the Ordinary Share Court Meeting.



(3) Forms of Proxy for the A Share Court Meeting not returned by this time may be handed to the chairman at the A Share Court Meeting.



(4) Only those Ordinary Shareholders who are entered on the relevant register of members of the Company as holders of Ordinary Shares at the Voting Record Time will be entitled to vote at the Ordinary Share Court Meeting.



(5) Only those A Shareholders who are entered on the relevant register of members of the Company as holders of A Shares at the Voting Record Time will be entitled to vote at the A Share Court Meeting.



(6) In accordance with Regulation 41 of the Uncertificated Securities Regulations 2001 and the articles of association of the Company, only those Ordinary Shareholders entered on the relevant register of members of the Company as at the Voting Record Time shall be entitled to attend or vote at the Extraordinary General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of members after the Voting Record Time shall be disregarded in determining the rights of any person to attend or vote at the Extraordinary General Meeting.



(7) To commence at the time fixed or, if later, immediately following the conclusion or adjournment of the preceding Court Meeting.



(8) New Shares and/or Warrants will only be issued to Shareholders who return valid Forms of Election before this time.



(9) Only Scheme Shareholders entered on the relevant register of members of the Company at the Scheme Record Time as holders of Ordinary Shares or A Shares will be entitled to New Shares and Warrants if the Members' Scheme becomes Effective.



(10) Only Shareholders entered on the relevant register of members of the Company at the Disposal Record Time as holders of Ordinary Shares or A Shares will be entitled to Warrants if the Members' Scheme does not become Effective but the Disposal Resolution is passed.



(11) This date is indicative only and is based upon the Company's current best case expectation and may change as a result of, amongst other things, any of the factors outlined in note 1 above.



 (12) 28 September 2004, the NYSE suspended trading in British Energy ADRs and commenced proceedings to permanently delist British Energy ADRs from the NYSE. British Energy has appealed the NYSE's decision. If the Members' Scheme does not become Effective or if neither British Energy nor New British Energy are able to meet the NYSE's relevant listing criteria on or prior to Admission, New ADRs will not be issued or listed on the NYSE on Admission of the New Shares. In that event, New British Energy has agreed to take all reasonable steps to apply for a listing of New ADRs on the NYSE at such time following Admission as New British Energy satisfies the NYSE listing criteria. In such circumstances, however, New British Energy will be required to satisfy the NYSE's listing criteria for new securities, including minimum public float and minimum shareholder eligibility requirements that New British Energy may not be able to satisfy immediately after Admission.



(13) New Shares and/or Warrants will only be credited to CREST accounts on this date if the relevant Shareholder has made a valid Shareholder Election. Warrants in respect of Shareholders who have made a Deemed Election will be credited to CREST accounts within 14 days of the Restructuring Effective Date.



(14) The New British Energy Reduction requires the sanction of the Court and the Court order confirming the New British Energy Reduction to be filed with the Companies Registrar and registered by him. It is anticipated that these steps will take place on the dates indicated although the dates may change depending on, amongst other things, the timetable fixed by the Court.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 30, 2004                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations